

February 14, 2025

Lawrence Elbaum
Partner, Vinson & Elkins L.L.P.
Daktronics Inc.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036

      Re: Daktronics Inc.
           PRE14A filed January 21, 2025
           File No. 001-38747

Dear Lawrence Elbaum:

      We have reviewed your filing and have the following comments. In some of
our comments, we may ask you to provide us with information so we may better understand
yourdisclosure.

      Please respond to these comments by providing the requested information or advise
us as soon as possible when you will respond. If you do not believe our comments apply to
your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

PRE14A filed January 21, 2025

Proposal 1, page 2

1.   We note your statement that "key substantive rights of shareholders, including the
        right to call a special meeting" are discussed in the shareholder rights comparison
        chart. However, the summary chart starting on page 8 of the Proxy Statement does not
        appear to discuss shareholders' ability to call a special meeting. Please add such
        discussion or remove the implication that such discussion is included in the summary
        comparison chart.

2.   Here and later in the proxy statement, including "Principal Reasons for the
        Reincorporation," you list multiple effects of the proposed reincorporation, including
        that the Company will adopt "proxy access" and a majority voting standard for
        uncontested director elections. Please revise to clarify whether these corporate
        governance changes could be effected without the reincorporation into Delaware.

Special Meeting, page i

3.   Please revise to reflect the filing of soliciting materials by Alta Fox Opportunity Fund, LP and to provide any additional information required by Schedule 14A for contested solicitations. Your revised preliminary proxy materials should provide appropriate background regarding the Company's interactions with Alta Fox, including the parties' interactions regarding the senior secured convertible notes sold to Alta Fox and the dispute over their conversion.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Mergers & Acquisitions